NAME OF REGISTRANT
Franklin Templeton Variable Insurance Products Trust
File No. 811-05583

EXHIBIT ITEM No. 77D(g): Policies with respect to security investments

June 28, 2013 supplement to the Registrant's prospectus:

From: FSI-1 P1, P2, P4 06/13

SUPPLEMENT DATED JUNE 28, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
 OF
Franklin Strategic Income Securities Fund
(A series of Franklin Templeton Variable Insurance Products Trust)

The Prospectus is amended as follows:

I. The fourth paragraph of the "Fund Summary - Principal Investment Strategies" section beginning on page FSI-SI is amended as follows:

For purposes of pursuing its investment goals, the Fund may enter into various currency-related transactions involving derivative instruments, including currency and cross currency forwards, currency swaps, and currency and currency index futures contracts. The Fund may also enter into interest rate and credit-related transactions involving derivative instruments, including interest rate and credit default swaps and bond/interest rate futures contracts. The use of these derivative transactions may allow the Fund to obtain net long or net short exposures to selected currencies, interest rates, durations or credit risks. These derivative instruments may be used for hedging purposes, to enhance
Fund returns or to obtain exposure to various market sectors.

II. The eigth paragraph of the "Fund Details - Principal Investment Policies and Practices" section on page FSI-D2 is amended as follows:

For purposes of pursuing its investment goals, the Fund regularly enters into currency-related derivative transactions, including currency and cross currency forwards, currency swaps and currency and currency index futures contracts. The Fund may also enter into interest rate and credit-related transactions involving certain derivative instruments, including interest rate and credit default swaps and interest rate and/or bond futures contracts (including U.S. Treasury futures contracts) and options thereon. The use of such derivative transactions may allow the Fund to obtain net long or net short exposures to selected currencies, interest rates, countries, durations or credit risks. The Fund may use currency, interest rate or credit-related derivative strategies for the purposes of enhancing Fund returns, increasing liquidity, gaining exposure to particular instruments in more efficient or less expensive ways and/or hedging risks relating to changes in currency exchange rates, interest rates and other market factors.

III. The thirteenth paragraph of the "Fund Details - Principal Investment Policies and Practices" section on page FSI-D3 is amended as follows:

Swap agreements, such as interest rate, currency, and credit default swaps, are contracts between the Fund and, typically, a brokerage firm, bank, or other financial institution (the swap counterparty) for periods ranging from a few days to multiple years. In a basic swap transaction, the Fund agrees with its counterparty to exchange the returns (or differentials in rates of return) earned or realized on a particular "notional amount" of underlying instruments. The notional amount is the set amount selected by the parties as the basis on which to calculate the obligations that they have agreed to exchange. The parties typically do not actually exchange the notional amount. Instead, they agree to exchange the returns that would be earned or realized if the notional amount were invested in given instruments or at given interest rates.

IV. The following paragraph has been added the "Fund Details - Principal Investment Policies and Practices" section beginning on page FSI-D3 after the thirteenth paragraph:

A currency swap is generally a contract between two parties to exchange one currency for another currency at the start of the contract and then exchange periodic floating or fixed rates during the term of the contract based upon the relative value differential between the two currencies. Unlike other types of swaps, currency swaps typically involve the delivery of the entire principal (notional) amounts of the two currencies at the time the swap is entered into. At the end of the swap contract, the parties receive back the principal amounts of the two currencies.

Please keep this supplement for future reference.